Exhibit 99.3
July 20, 2007
Business Outlook
1.	For fiscal 2008, under US GAAP, revenue is expected to be between US$1.96 bn and US$1.98 bn, implying a growth rate of 34.0% to 35.5% over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be between US$ 1.17 and US$ 1.19, implying a growth rate of 28.3% to 29.7% over fiscal 2007.
2.	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 21.1% and 22.5%. EPS for the full year is expected to be between Rs. 24.14 and Rs. 24.46, implying a growth rate of 12.5% – 14.0%.
3.	For Q2 FY 2008, under US GAAP, revenue is expected to be between US$ 477.2 mn and US$ 479.4 mn, implying a growth rate of 5.5% to 6.0%. Basic earning per ADS for Q2 08 is expected to be US$ 0.26.
4.	For Q2 FY 2008, under Indian GAAP consolidated, corresponding revenue growth rate is expected to be between 4.7% and 5.2%. EPS for the Quarter is expected to be between Rs. 5.36 and Rs. 5.41.
Consolidated Indian GAAP Highlights
The highlights of the results for the quarter under Indian GAAP Consolidated basis are:
1.	Revenue was Rs.1830 crore; a YoY increase of 26.8% and a sequential increase of 2.9%.

2.	Volume growth for the quarter was 9.5%

3.	Net Profit after Tax was Rs. 378 crore; a YoY increase of 6.83% and a sequential decrease of 3.88%.

4.	EPS was Rs. 5.67; a YoY increase of 4.32% and a sequential decrease of 5.16%.

5.	EBITDA margin for the quarter was 22.42%.
“Overall, it was a strong first quarter performance, and a good beginning to FY08—a year when Satyam’s total income will exceed the US$2 billion mark.”
– Ramalinga Raju, Founder & Chairman
“Strong volume growth and increased revenue productivity along with operational efficiencies helped us mitigate margin challenges posed by an unprecedented 7% rupee appreciation during the quarter.”
– V. Srinivas, CFO
US GAAP Highlights
The highlights of the results under US GAAP are:
1.	Revenue was US$ 452.3 mn; up 40.3 % YoY and 10% sequentially.

2.	Net Income was $ 93.1 mn; YoY increase of 23.3% and a sequential increase of 7.88%.

3.	Basic earning per ADS for the quarter was US$ 0.28; increase of 20.3% YoY and up 6.4% sequentially.

4.	Operating margins (EBIT) was 19.9%.
Other Highlights
1.	The parent company ended the quarter with 38,386 associates, an addition of 2716 associates including 1298 trainees for Q1 08. The number of associates including the subsidiaries and joint ventures stood at 42,347.
2.  Attrition on a trailing twelve months basis fell to 14.9% from 15.7% in Q4 FY07.
Q1 Table of Contents

Chairman’s Message	2
Indian GAAP Consolidated P&L	3
Indian GAAP Consolidated Balance Sheet	4
Indian GAAP Standalone P&L	5
Indian GAAP Standalone Balance Sheet	6
Financial Highlights — US GAAP	7
Subsidiaries and Joint Ventures	8
Business Outlook	8
Awards & Recognition	9
Business Highlights	10
Nipuna Services Limited	10
Operational Parameters for Q1, Fiscal 2008	11

Satyam Computer Services Limited

Chairman’s Message
Dear Investor,
The first quarter of Fiscal Year 2008 was a landmark period that commemorated the first 20 years of Satyam’s journey to deliver stakeholder value. It is all the more inspiring to enter into the 21st year on the heels of an encouraging performance and an upgrade to our annual guidance.
During Q1, Satyam recorded sequential revenue growth of 10% in US $. However, an unprecedented appreciation of the rupee against all major currencies during Q1 reduced the corresponding growth rate in rupees to 2.87%. Our revenue increase compares very favorably with the guidance stated at the beginning of Q1. EPS for Q1 was Rs. 5.67.
In Q1, we added 29 customers including 2 Fortune US 500 corporations. Our net addition of associates in Q1 was 2716. The number of customers billing more than US $5 mn. increased to 65 from 57 during the quarter.
Other first quarter highlights included revenue growth across all verticals and similar achievements in our service offerings and regions. Engineering Services and Infrastructure Management Services grew by 14% and 36.4%, respectively, validating significant investments in these areas over the past several years. Expansion in these services is over and above accelerated growth in Consulting and Enterprise Business Solutions, which grew by 15% in Q1—another strong showing for a practice that has grown swiftly and steadily for a long time.
In addition, our focus on maximizing customer value by delivering integrated business solutions and by partnering with them in their business transformation has resulted in stronger relationships. It has also led to an increase in strategic engagements. For instance, Nestle selected Satyam as a partner for its Global Business Excellence project in Q1.
Moreover, our continued focus on expanding our global footprint has resonated with the market. Our enhanced presence in Asia-Pacific and Europe has led to increased opportunities and regional growth. This along with our well-established strength in the US positions us to leverage our global presence to service and provide the transformational efforts of our customers.
Furthermore, during Q1, we engaged in discussions with numerous high-profile, global clients at SatyamWorld Customer Summit. More than 60 CXOs and 150 other decision makers attended the event. These discussions indicated that the demand environment is positive. Against this backdrop and our current performance, we have increased our annual guidance as per US GAAP. Our revenue growth will be between 34 percent and 35.5 percent in FY08, and earnings per ADS will grow between 28.3% and 29.7%.
I am delighted to share with you that Satyam has been ranked as the No. 3 global outsourcing vendor and No. 1 among Indian IT services companies in a survey conducted by Brown-Wilson Group Inc., for the Black Book of Outsourcing’ Top 50 Best Managed Companies, 2007.
Overall, it was a strong first quarter performance, and a good beginning to FY08—a year when Satyam’s total income will exceed the US$2 billion mark.
B. Ramalinga Raju

Satyam Computer Services Limited

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the quarter ended
In Rs. crore, except per share data

			Growth over		Growth over
			June		March
	June		2006 Quarter	March	2007 Quarter
	2007	2006	(%)	2007	(%)

Income
Services
- Exports	1,776.94	1,376.66	29.08	1,701.01	4.46
- Domestic	53.25	66.27	(19.65)	78.14	(31.85)
Total Services Income	1,830.19	1,442.93	26.84	1,779.15	2.87

Expenditure
Personnel Expenses	1,106.18	831.61	33.02	1,076.26	2.78
Cost of Software & Hardware sold	0.25	0.68	(63.24)	0.50	(50.00)
Operating and Administration Expenses	313.47	255.63	22.63	292.17	7.29
	1,419.90	1,087.92	30.52	1,368.93	3.72

Operating Profit (EBITDA)	410.29	355.01	15.57	410.22	0.02
EBITDA Margin	22.42%	24.60%		23.06%

Financial Expenses	3.32	2.55	30.20	7.42	(55.26)
Depreciation	38.69	36.17	6.97	35.39	9.32

Operating Profit after Interest, depreciation & Miscellaneous Expenses	368.28	316.29	16.44	367.41	0.24
Other Income	63.20	74.48	(15.15)	70.40	(10.23)
Profit Before Tax	431.48	390.77	10.42	437.81	(1.45)
Provision for Taxation	53.16	36.77	44.57	44.23	20.19
Profit After Taxation and Before share of loss in Associate Company & Minority Interest	378.32	354.00	6.87	393.58	(3.88)
Share of loss in Associate Company	—	—		—
Minority Interest	—	0.12
Profit After Taxation and share of loss in Associate Company & Minority Interest	378.32	354.12	6.83	393.58	(3.88)
Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	5.67	5.44	4.32	5.98	(5.16)
Diluted	5.53	5.24	5.53	5.83	(5.15)
No. of shares used in computing Earnings Per Share
Basic	667,398,284	651,454,264		658,453,453
Diluted	684,730,168	675,897,090		675,226,372
Q1: Performance Against Guidance

	Parameters	Guidance	Actuals
Indian GAAP	Income from Software Services (Rs. crore)	1,801 to 1,810	1,830
	EPS (Rs.)	5.93 to 5.98	5.67
US GAAP	Income from Software Services (USD Million)	432 to 434	452.3
	Basic EPADS (US $)	0.27	0.28

Satyam Computer Services Limited

Indian GAAP Consolidated
Balance Sheet as at
In Rs. crore

	June 30		March 31
	2007	2006	2007

Sources of Funds
Shareholders’ Funds
(a) Share Capital	179.03	156.27	178.94
(b) Share Application Money, Pending Allotment	4.52	0.98	7.85
(c) Reserves and Surplus	5,974.07	4,552.34	5565.81

	6,157.62	4,709.59	5,752.60

Loan Funds
(a) Secured Loans	178.50	118.63	147.88

	6,336.12	4,828.22	5,900.48

Application of Funds
Fixed Assets
(a) Gross Block	1,604.64	1,369.72	1,505.44
(b) Less: Depreciation	1,021.54	875.05	984.79

(c) Net Block	583.10	494.67	520.65
(d) Capital Work in Progress	296.26	122.86	301.69

	879.36	617.53	822.34

Deferred Tax Asset (Net)	41.34	25.35	43.67

Current Assets, Loans and Advances
(a) Inventories	0.04	0.18	0.02
(b) Sundry Debtors	1,857.73	1,248.21	1,743.17
(c) Cash and Bank Balances	4,092.79	3,427.11	3,991.42
(d) Loans and Advances	280.88	199.83	229.61
(e) Other Current Assets	116.56	131.91	64.91

	6,348.00	5,007.24	6,029.13

Less: Current Liabilities and Provisions
(a) Current Liabilities	497.53	494.61	574.53
(b) Provisions	435.05	327.29	420.13

	932.58	821.90	994.66

Net Current Assets	5,415.42	4,185.34	5,034.47

	6,336.12	4,828.22	5,900.48

Satyam Computer Services Limited

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the quarter ended
In Rs. crore, except per share data

			Growth over		Growth over
			June		March
	June		2006 Quarter	March	2007 Quarter
	2007	2006	(%)	2007	(%)

Income
Services
- Exports	1,706.27	1,332.42	28.06	1,637.18	4.22
- Domestic	52.81	54.44	(2.99)	71.85	(26.50)
Total Services Income	1,759.08	1,386.86	26.84	1,709.03	2.93

Expenditure
Personnel Expenses	1,059.38	795.13	33.23	1,036.07	2.25
Operating and Administration Expenses	286.99	236.08	21.56	265.78	7.98
	1,346.37	1,031.21	30.56	1,301.85	3.42

Operating Profit (EBITDA)	412.71	355.65	16.04	407.18	1.36
EBITDA Margin	23.46%	25.64%		23.82%

Financial Expenses	0.51	1.07	(52.34)	4.93	(89.66)
Depreciation	32.55	32.30	0.77	30.46	6.86

Operating Profit after Interest and Depreciation	379.65	322.28	17.80	371.79	2.11
Other Income	61.85	74.38	(16.85)	69.37	(10.84)
Profit Before Tax	441.50	396.66	11.30	441.16	0.08
Provision for Taxation	52.36	36.57	43.18	43.66	19.93
Profit After Taxation (PAT)	389.14	360.09	8.07	397.50	(2.10)

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	5.83	5.53	5.53	6.04	(3.41)
Diluted	5.68	5.33	6.63	5.89	(3.51)
No. of Shares used in computing Earnings Per Share
Basic	667,398,284	651,454,264		658,453,453
Diluted	684,730,168	675,897,090		675,226,372

Satyam Computer Services Limited

Indian GAAP Standalone
Balance Sheet as at

In Rs. Crore
	June 30		March 31
	2007	2006	2007

Sources of Funds
Shareholders’ Funds
(a) Share Capital	133.53	65.26	133.44
(b) Share Application Money, Pending Allotment	4.52	0.98	7.85
(c) Reserves and Surplus	6,068.60	4,668.35	5,648.07

	6,206.65	4,734.59	5,789.36

Loan Funds
Secured Loans	17.91	12.67	13.79

	6,224.56	4,747.26	5,803.15

Application of Funds
Fixed Assets
(a) Gross Block	1,363.95	1,180.06	1,280.40
(b) Less: Depreciation	961.81	834.55	930.45
(c) Net Block	402.14	345.51	349.95
(d) Capital Work in Progress	293.37	112.16	290.05
	695.51	457.67	640.00

Investments	206.44	183.90	201.15

Deferred Tax Assets (net)	41.05	24.93	43.36

Current Assets, Loans and Advances
(a) Sundry Debtors	1,764.72	1,186.84	1,649.86
(b) Cash and Bank Balances	4,057.69	3,370.34	3,959.82
(c) Loans and Advances	291.70	201.19	261.75
(d) Other Current Assets	116.47	131.86	64.83

	6,230.58	4,890.23	5,936.26

Less: Current Liabilities and Provisions
(a) Current Liabilities	514.94	487.51	597.17
(b) Provisions	434.08	321.96	420.45

	949.02	809.47	1,017.62

Net Current Assets	5,281.56	4,080.76	4,918.64

	6,224.56	4,747.26	5,803.15

Satyam Computer Service Limited

Financial Highlights — US GAAP
Unaudited Consolidated Statement of Operations Summary for the quarter ended

In million US dollars, except per share data and as stated otherwise
			Growth over		Growth over
			June		March
	June		2006 Quarter	March	2007 Quarter
	2007	2006	(%)	2007	%
Revenues	$452.3	$322.5	40.3	$411.3	10.0
Gross Profit	$163.1	$117.0	39.4	$147.0	11.0
Operating Income	$90.1	$66.9	34.7	$81.0	11.2
Operating Margin	19.92%	20.74%		19.69%
Income Before Income Taxes, Minority Interest and Equity in Earnings / (Losses) of Associated Companies	$104.9	$82.6	27.0	$95.2	10.2
Income Taxes	$(11.8)	$(7.3)	61.64	$(8.9)	32.6
Income Before Equity in Earnings / (Losses) of Associated Companies	$93.1	$75.3	23.6	$86.3	7.8
Equity in Earnings / (Losses) of Associated Companies, net of taxes	—	$0.2	—	—	—
Net Income	$93.1	$75.5	23.3	$86.3	7.9

Earnings Per Share:
Basic	$0.14	$0.12	20.3	$0.13	6.4
Diluted	$0.14	$0.11	22.1	$0.13	6.3
Weighted average number of shares used in computing earnings per share (in millions)
Basic	665.1	649.0		652.2
Diluted	679.5	673.0		669.7
Reconciliation Between Net Profit As Per Indian GAAP Consolidated Financials and US GAAP

In million US dollars
	Quarter Ended June		Quarter ended
	2007	2006	March 2007
Profit as per Indian GAAP consolidated Financial Statements	$92.1	$78.2	$89.4

Add / (Deduct)
1. Deferred Stock Compensation Charge	$(0.6)	$(3.7)	$(2.0)
2. Others, net	$1.6	$1.0	$(1.1)

Net Income as per US GAAP Financial Statements	$93.1	$75.5	$86.3

Satyam Computer Service Limited

Subsidiaries and Joint Ventures
Quarterly Q1 FY08
In Rs. Crore

	Revenue	PAT

Subsidiaries
Nipuna	48.65	(8.27)
Citisoft	23.08	0.58
STI	1.00	(0.26)
China	9.71	(2.02)
Joint Ventures
CA Satyam	0.91	(0.18)
Satyam Venture	16.93	0.18
Business Outlook
EPS and EPADS is based on basic numer of shares / ADS

	Q1 2008	Q2 2008	Growth	FY 2007	FY 2008	Growth

Indian GAAP
Consolidated Financials
Revenue (Rs. Crore)	1,830	1,917 - 1,926	4.7% to 5.2%	6,485	7,853 - 7,942	21.1% - 22.5%
EPS (Rs. per share)	5.67	5.36 - 5.41	-5.4% to -4.6%	21.45	24.14 - 24.46	12.5% - 14.0%

US GAAP

Revenue (US $ mn)	452.3	477.2 - 479.4	5.5% to 6.0%	1,461	1,958 - 1,980	34.0% - 35.5%
EPADS (US$ per ADS)	0.28	0.26	-7.6%	0.91	1.17 - 1.19	28.3% - 29.7%

Average INR/US$ exchange rate	40.79	40.50	—	45.06

Satyam Computer Service Limited

Awards & Recognition
Satyam wins Partner of Year Award from Oracle
Satyam won “Partner of the Year 2007 award for Acquired Applications” from Oracle. The award recognizes Satyam’s capabilities in building new competencies in quick time and ability to add value to the partnership and customers across Oracle family of products.
Satyam wins VIP award from Computer Associates
Satyam is the Winner of CA’s Business Service Optimization (BSO) business unit’s VIP (Vision, Impact, Progress) Award in the IMPACT category. The Impact Award recognizes demonstrable and measurable results from improved IT, especially in terms of productivity, financial benefits, quality improvements and / or customer satisfaction.
Satyam’s Testing Practice wins Leadership Award
Satyam became the first Indian SI to win the prestigious “Competitive Strategy Leadership Award for Offshore Testing Market” from Frost & Sullivan, a leading International research & consulting company, that has placed Satyam in the Thought Leadership Quadrant in the testing space.
Satyam Top Indian company and Global No. 3 in top 10 IT outsourcing vendors as per the Black Book of Outsourcing, 2007
Satyam ranked No. 1 amongst Indian IT companies and No. 3 globally (based on cumulative rankings for years 2004 through 2007) out of 1455 outsourcing vendors in 77 countries in a survey conducted by Brown-Wilson Group Inc., for publishing in The Black Book of Outsourcing.
Satyam also ranked No. 1 Globally on the following sub categories:
•	ITO: Application Services

•	ITO: Process Consulting

•	ITO: Business Intelligence & Data Warehousing

•	ITO: Full Service ERP: SAP/Oracle/PeopleSoft/JDEdwards

•	ESO: Integrated Solutions

•	ESO: Full Service PLM /End-to-End
Satyam wins “Citizenship Partner of the Year” award from Microsoft
Satyam Computer Services Ltd., was adjudged as the Winner of the “Citizenship Partner of the Year” award at the Microsoft Worldwide Partner Conference Awards. The Citizenship Partner of the Year award recognizes exceptional partners that have made a sustained commitment to society and their communities and can demonstrate the impact of their work. Satyam’s “Emergency Management & Research Institute” (EMRI), a solution offering from the Satyam Healthcare Providers industry practice, was recognized for superior technology and innovation in Citizenship.

Satyam Computer Services Limited

Business Highlights
Satyam added 29 new customers in Q1 including 2 US Fortune 500 corporations
Some of the prominent customer additions were a leading US chemical manufacturer, one of the world’s largest manufacturers of fiberglass & related products and Australia’s largest transportation company.
Satyam is working to provide high-end design, computer-aided engineering (CAE), analysis, product lifecycle management, and other services for the world’s leading business,special-mission, and trainer aircraft manufacturer. The arrangement will enable the customer fulfill orders more quickly, while maintaining exacting quality standards.
Satyam is addressing the on-going initiative by Singapore Government to outsource its IT needs to reap the full gains of technological revolution and sizeable macroeconomic benefits. Under the new multi-year agreements, Satyam will have end-to-end responsibility for application management and maintenance of new and existing systems of two departments of the Government on future technology directions and business practices.
A leading bank in the Middle-East signed a strategic contract with Satyam to implement an end-to-end Enterprise Financial Management (EFM) solution. This solution is critical to the bank’s business needs and will create a single source of financial data.
Satyam provided a directional roadmap and an IT strategy recommendation for a large American bank to globalize their Shared Services Group.
Satyam led one of India’s largest retail bank’s foray into internet banking by successfully rolling out an Internet Banking solution. Currently over 3500 branches are Internet Banking enabled providing a seamless Internet front end to a variety of backend banking.
Satyam bagged a prestigious infrastructure management contract with a global FMCG company for Managed Data Center support services for their Data Centers in US and Europe. Satyam RightsourcingTM model enabled improved service levels and cost effective delivery model for the client with their existing infrastructure.
Satyam is working with a global major to design and develop an Electronic Article Surveillance System (EAS) to be installed across all their retail shops.
Satyam’s proven experience in Design and Implementation of bespoke IT Solutions in Credit Cards processing domain, has been critical in winning a strategic engagement with Global Credit Card processing major located in North America.
Nipuna Services Limited - Business Highlights
For Q1 2008, Nipuna posted revenue of US$ 11.93 mn and a net loss of US$ 2.02 mn. The revenue guidance for fiscal 2008 is US$ 61 mn, a growth of 60% over the previous year.
Nipuna has opened its fourth facility in Hyderabad. With this, Nipuna has six facilities across Hyderabad, Bangalore and Chennai. Nipuna now has infrastructure to accommodate approximately 5,000 employees. As of June 30, 2007 Nipuna’s headcount stands at 2994.
Nipuna has won two strategic deals in the research and consulting space towards guiding the strategic department of a large oil and gas exploration company to formulate a merger, acquisition and divestment department function and to conduct supplier research across IT services for its procurement department
During the quarter, Nipuna entered into an alliance with Phoenix Marketing International, one of the fastest growing marketing services firms in the United States, to launch a cost-effective, highly predictive modeling methodology - Customer Intelligence Program (CIP). A unique aspect of CIP is the direct linkage of attitudes to stated or actual buyer behavior, allowing clients to evaluate the financial risks and benefits of positive and negative customer experiences.
Nipuna was awarded the “Best Established Indian ITeS Company” by the Hyderabad Software Exporters Association (HYSEA) for FY 2007.

Satyam Computer Services Limited

Operational parameters for Q1, Fiscal 2008
(Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of Volume Growth (%)

Particulars	Q1 2008	Q4 2007	Q1 2007

Change in Volume (Total)	9.50	9.46	7.24

Break up of export revenue between offshore and onsite (%)

Location	Q1 2008	Q4 2007	Q1 2007	FY 2007

Offshore	51.96	50.62	47.17	48.66
Onsite	48.04	49.38	52.83	51.34

Total	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q1 2008	Q4 2007	Q1 2007	FY 2007

Americas	61.71	62.56	65.91	64.53
Europe	20.10	19.86	17.59	18.69
Rest of World	18.19	17.59	16.50	16.78

Total	100.00	100.00	100.00	100.00

Revenue by service offerings (%)

Technology	Q1 2008	Q4 2007	Q1 2007	FY 2007

Application Development & Maintenance Service	43.70	46.42	48.49	47.46
Consulting and Enterprise Business Solutions	44.20	42.61	40.26	41.41
Extended Engineering Solutions	7.20	7.00	6.01	6.58
Infrastructure Management Services	4.90	3.98	5.24	4.55

Total	100.00	100.00	100.00	100.00

Revenue by line of business (%)

Line of business	Q1 2008	Q4 2007	Q1 2007	FY 2007

Banking , Financial Services & Insurance	23.75	24.74	29.65	26.97
Manufacturing	25.87	27.16	27.84	27.18
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	21.95	21.79	19.12	20.58
Healthcare & Pharma	8.03	8.03	6.53	7.42
Retail, Tranportation & Logistics	6.90	6.42	5.35	5.79
Others	13.50	11.86	11.51	12.07

Total	100.00	100.00	100.00	100.00

Satyam Computer Services Limited

Operational parameters for Q1, Fiscal 2008 (contd.)
Revenue by contract type (%)

Contract	Q1 2008	Q4 2007	Q1 2007	FY 2007

Time & Material	67.91	64.88	62.14	60.71
Fixed Bid	32.09	35.12	37.86	39.29

Total	100.00	100.00	100.00	100.00

Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year	FY 2007

Onsite	1.31	2.92	1.18
Offshore	1.46	2.38	0.71

B. Associate Data
Location-wise break up of Associates

Particulars	Q1 2008	Q4 2007	Q1 2007

Onsite	7,635	7,073	5,967
Offshore	27,600	25,269	18,831
Domestic	1,121	1,470	1,055

Total Technical	36,356	33,812	25,853

Support	2,030	1,858	1,781

Total	38,386	35,670	27,634

Total number of associates including subsidiaries & joint ventures is 42,347 (Q4 2007-39,552)
Attrition

Particulars	Q1 2008	Q4 2007	Q1 2007

Attrition rate (TTM)	14.90	15.70	19.62
Utilization/Loading rates (in %)

Particulars	Q1 2008	Q4 2007	Q1 2007	FY 2007

Onsite	96.19	96.63	97.03	96.84
Offshore	79.92	78.42	79.56	78.52
Domestic	70.04	96.89	96.06	94.48
Offshore with trainees	76.54	71.34	71.24	70.50

Satyam Computer Services Limited

Operational parameters for Q1, Fiscal 2008 (contd.)
C. Customer Information
Revenue contribution (in %)

Revenues from	Q1 2008	Q4 2007	Q1 2007	FY 2007

Top customer	5.66	6.11	7.12	6.52
Top 5 customers	21.08	23.15	22.68	21.97
Top 10 customers	34.35	36.25	34.43	34.12

Number of customers with annualized billing exceeding:

Revenues of	Q1 2008	Q4 2007	Q1 2007

US$1 million	190	180	142
US$5 million	65	57	51
US$10 million	36	35	33

Revenue from existing business and new business (%)

	Q1 2008	Q4 2007	Q1 2007

Existing business	89.48	88.71	87.70
New business	10.52	11.29	12.30

Total	100.00	100.00	100.00

Other Information

Particulars	Q1 2008	Q4 2007	Q1 2007

New customers added	29	35	34
Number of active customers	551	538	489
Receivable days	90	87	77

Total number of customers including Citisoft, Knowledge Dynamics and Nipuna is 570
Satyam Computer Services Limited

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Nearly 42,500* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 570* global companies, of which 165* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 57* countries, across six continents. For more information visit: www.satyam.com

* As of June 30,2007
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20-F concerning the year ended March 31, 2007, furnished to the United States Securities Exchange Commission on April 30, 2007 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
Contact Information

Diwakar Pingle
Mayfair Centre, S.P. Road, Secunderabad - 500 003.
Ph: +91-40-30654105 Fax: +91-40-27840058
Email: Diwakar_Pingle@satyam.com

Satyam Computer Services Limited